March 4, 2019

VIA EDGAR SUBMISSION

Ta Tanisha Meadows

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	The Container Store Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2018
Filed May 31, 2018
File No. 1-36161

Dear Ms. Meadows:

The Container Store Group, Inc. (the “Company”) is pleased to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 1, 2019.  For ease of reference, the comment is repeated in italics below and followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2018

Exhibits

1.	Please tell us why you have omitted paragraph 4(b) from your certifications in Exhibits 31.1 and 31.2. Please note that this comment also applies to your quarterly reports on Form 10-Q.

RESPONSE

The Company respectfully acknowledges that it inadvertently omitted the required language on internal control over financial reporting from the introductory paragraph of paragraph 4 and paragraph 4(b) of the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 (the “Section 302 Certifications”) filed as Exhibits 31.1 and 31.2 to the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2018 and its quarterly reports on Form 10-Q. In the Company’s upcoming Form 10-K for the fiscal year ending March 30, 2019, as well as in all future filings on Form 10-K and Form 10-Q, the Company will include all of the language required for Section 302 Certifications as provided in Rule 601(b)(31)(i) of Regulation S-K, including the language on internal control over financial reporting from the introductory paragraph of paragraph 4 and paragraph 4(b).

Please do not hesitate to telephone the undersigned at (972) 538-6408 if you have any questions regarding this response letter.

Very truly yours,

Jodi L. Taylor
Jodi L. Taylor
Chief Financial Officer, Chief Administrative Officer and Secretary